UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 1481 746 411
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
On June 9 2026, Super Group’s Board of Directors declared a regular cash dividend on its ordinary shares of 5¢ per share, payable on June 30, 2026, to shareholders of record as of the close of business on June 23, 2026. Together with the Q1 distribution of 5¢ per share paid on March 30, total dividends declared year-to-date for 2026 stand at 10¢ per share.
Chief Executive Officer, Neal Menashe commented: “Disciplined execution across our existing footprint continues to drive strong cash generation. This dividend underscores our confidence in the strength of the business and our ongoing commitment to sustainable growth and consistent capital returns.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: June 11, 2026	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory